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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                               ----------------------
                                   SCHEDULE 14D-1
                         TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ---------------------
                           ABR INFORMATION SERVICES, INC.
                             (Name of Subject Company)

                              SPRING ACQUISITION CORP.
                                CERIDIAN CORPORATION
                                     (Bidders)

                   VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                    00077R 10 8
                       (CUSIP Number of Class of Securities)

                                   GARY M. NELSON
                                CERIDIAN CORPORATION
                               8100 34TH AVENUE SOUTH
                           MINNEAPOLIS, MINNESOTA  55425
                                   (612) 853-4291
           (Name, Address and Telephone Numbers of Person Authorized to
             Receive Notices and Communications on Behalf of Bidders)

                                     Copies to:


                                 TIMOTHY J. SCALLEN
                                  THOMAS C. THOMAS
                          OPPENHEIMER WOLFF & DONNELLY LLP
                                 PLAZA VII BUILDING
                              45 SOUTH SEVENTH STREET
                           MINNEAPOLIS, MINNESOTA  55402
                                   (612) 607-7000

                   ---------------------------------------------

                             CALCULATION OF FILING FEE
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      TRANSACTION VALUATION (1)                AMOUNT OF FILING FEE (2)
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           $768,039,549                                $153,608
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(1)  Determined in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the filing fee for this
     Schedule 14D-1, the purchase of 30,119,198 shares of voting common stock, par value $0.01 per share (the "Shares"), of ABR Information Services, Inc. at $25.50 per Share, net to seller in cash. Such number of shares represents the sum of all of the Shares outstanding as of April 30, 1999 and all of the Shares issuable upon exercise of options outstanding as of April 30, 1999 with an exercise price greater than $25.50.

(2) Calculated in accordance with Rule 0-11(d) of the Exchange Act and equals 1/50 of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   None.              Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.   Date Filed:   Not applicable.

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                                   EXPLANATORY NOTE

     This Tender Offer Statement on Schedule 14D-1 relates to an offer by Spring Acquisition Corp., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the voting common stock, par value $0.01 per share (collectively, the "Shares"), of ABR Information Services, Inc., a Florida corporation (the "Company"), at $25.50 per Share, net to seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (collectively, the "Offer"). The Offer is made pursuant to the Agreement and Plan of Merger dated as of April 30, 1999 among Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (c)(1).

ITEM 1.   SECURITY AND SUBJECT COMPANY.

          (a) The name of the subject company is ABR Information Services, Inc., a Florida corporation, and the address of its principal executive office is 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684-2141.

          (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in Section 6 ("Market Prices of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a)-(d) and (g) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Schedule A of the Offer to Purchase is incorporated herein by reference.

      (e)-(f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"),
               Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") and Section 13 ("Certain Conditions of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)       Not applicable.


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

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") and
               Section 13 ("Certain Conditions of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

      (f)-(g) The information set forth in Section 7 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning the Purchaser and Parent"),
               Section 10 ("Background of the Offer") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") and Section 13 ("Certain Conditions of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in the Introduction and Section 17 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

       (a)     None.

     (b)-(c) The information set forth in Section 2 ("Acceptance of and Payment for Shares") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (e)       None.


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

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal and the Merger Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), and (c)(1), respectively, is incorporated herein in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated May 7, 1999.

     (a)(2)    Letter of Transmittal.

     (a)(3)    Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Text of Joint Press Release issued by Parent and the Company on May 3, 1999.

     (a)(7)    Form of Summary Advertisement dated May 7, 1999.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b)(1) Amended and Restated Credit Agreement dated as of December 12, 1995, as amended and restated as of July 31, 1997, among Parent, Bank of America National Trust and Savings Association, as Agent, and the Financial Institutions Parties Thereto.

     (b)(2) Waiver and First Amendment to Credit Agreement, dated as of December 2, 1997, among Parent, Bank of America National Trust and Savings Association as Agent, and the Financial Institutions Parties Thereto.

     (b)(3) Commitment Letter dated May 4, 1999, from Bank of America National Trust and Savings Association and Nationsbanc Montgomery Securities LLC to Parent.

     (c)(1) Agreement and Plan of Merger dated as of April 30, 1999 among Parent, the Purchaser and the Company.

     (c)(2) Confidentiality Agreement dated as of February 4, 1999 between Parent and Goldman, Sachs & Co., on behalf of the Company.

     (d)-(f)   Not applicable.


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                                     SIGNATURES

          After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1999            CERIDIAN CORPORATION


                              By:  /s/ Gary M. Nelson
                                   --------------------------------------
                                   Gary M. Nelson
                                   VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY


                              SPRING ACQUISITION CORP.


                              By:  /s/ Gary M. Nelson
                                   -------------------------------------
                                   Gary M. Nelson
                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER



                                          5
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                                   SCHEDULE 14D-1

                                   EXHIBIT INDEX


  EXHIBIT
  NUMBER                              DESCRIPTION                                METHOD OF FILING
  ------  -------------------------------------------------------------------    ----------------
 (a)(1)   Offer to Purchase dated May 7, 1999.                                    Filed herewith
                                                                                  electronically.


 (a)(2)   Letter of Transmittal                                                   Filed herewith
                                                                                  electronically.


 (a)(3)   Notice of Guaranteed Delivery.                                          Filed herewith
                                                                                  electronically.


 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and       Filed herewith
          Nominees.                                                               electronically.


 (a)(5)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,        Filed herewith
          Trust Companies and Nominees.                                           electronically.


 (a)(6)   Text of Joint Press Release issued by Parent and the Company on         Filed herewith
          May 3, 1999.                                                            electronically.


 (a)(7)   Form of Summary Advertisement dated May 7, 1999.                        Filed herewith
                                                                                  electronically.


 (a)(8)   Guidelines for Certification of Taxpayer Identification Number on       Filed herewith
          Substitute Form W-9.                                                    electronically.


 (b)(1)   Amended and Restated Credit Agreement dated as of December 12,          Incorporated by
          1995, as amended and restated as of July 31, 1997, among Parent,     reference to Exhibit
          Bank of America National Trust and Savings Association, as Agent,      10.1 to Parent's
          and the Financial Institutions Parties Thereto.                       Quarterly Report on
                                                                                 Form 10-Q for the
                                                                              quarter ended June 30,
                                                                              1997 (File No. 1-1969)



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 (b)(2)   Waiver and First Amendment to Credit Agreement, dated as of           Incorporated by
          December 2, 1997, among Parent, Bank of America National Trust     reference to Exhibit
          and Savings Association as Agent, and the Financial Institutions     10.25 to Parent's
          Parties Thereto.                                                   Annual Report on Form
                                                                               10-K for the year
                                                                              ended December 31,
                                                                            1997 (File No. 1-1969)


 (b)(3)   Commitment Letter dated May 4, 1999, from Bank of America           Filed herewith
          National Trust and Savings Association and Nationsbanc                electronically.
          Montgomery Securities LLC to Parent.


 (c)(1)   Agreement and Plan of Merger dated as of April 30, 1999 among         Filed herewith
          Parent, the Purchaser and the Company.                                electronically.


 (c)(2)   Confidentiality Agreement dated as of February 4, 1999 between        Filed herewith
          Parent and Goldman, Sachs & Co., on behalf of the Company.            electronically.



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